FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

May 10, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,159,522
ADD:	Stock Options Exercised	2,500
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,162,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,102,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Mar.13, 2006	Edgar Pacheco	Mar. 12, 2011	$14.00	500
	Apr. 19, 2006	Kristen Riddell	Apr. 18, 2011	$13.25	20,000
				SUBTOTAL	20,500

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Apr.21, 2006	Henry Marsden	Mar.23, 2005	$10.40	(2,500)

			SUBTOTAL	(2,500)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Apr. 30/06	Federico Solano	Mar.25/04	Mar.24/09	18.375	(1,000)

				SUBTOTAL	1,000

	Stock Option Outstanding – Post Plan — Closing Balance		4,119,500
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,976,117*
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(2,500)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
	* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			193,617
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(20,500)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			173,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of April 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	May 9, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

REPORT ON ACQUISITION OF SECURITIES OF

SUPERIOR DIAMONDS INC. IN SHARES FOR DEBT SETTLEMENT

NORMAL COURSE ISSUER BID

April 4, 2006

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that it has reached an agreement with Superior Diamonds Inc. to settle a long-term debt of $200,000 by issuing 444,444 common shares of Superior Diamonds to Southwestern at a price of $0.45 per share.

Southwestern is the largest shareholder of Superior Diamonds, and prior to the settlement, Southwestern held 6,403,399 shares or 18.6% of its outstanding shares.  After the settlement, there are 35,609,896 shares of Superior Diamonds issued and outstanding, of which 6,847,843 shares, or 19.2%, are held by Southwestern.  In addition, pursuant to a transaction in 2005, Southwestern holds warrants to purchase an additional 444,444 common shares in the capital of Superior Diamonds.  If Southwestern were to exercise all of the share purchase warrants, it would hold an aggregate of 7,292,287 shares, representing 20.2% of the outstanding shares of Superior Diamonds.  The settlement shares are subject to a four-month hold period.

Southwestern has acquired the settlement shares for investment purposes and has no current intention to increase or decrease its shareholdings.

In a separate transaction, Southwestern recently cancelled 80,000 common shares it acquired as a result of all purchases the Company made through the facilities of the Toronto Stock Exchange pursuant to the Normal Course Issuer Bid announced on May 25, 2005.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward-Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President & CEO

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

HIGH-GRADE SILVER VEINS/BRECCIAS IDENTIFIED AT THE

PACAPAUSA PROJECT, PERU

April 18, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that an extensive rock chip sampling program completed in 2005 on the Pacapausa Project has identified several areas underlain by low sulphidation epithermal vein systems containing high-grade silver veins and breccias, including several ‘bonanza-grade’ samples.

The Pacapausa Project is located in the Southern Peru Tertiary Volcanic Belt approximately 250 kilometres northwest of Arequipa and adjacent to the Explorador Silver Mine.  The Pacapausa Project is comprised of 7,933 hectares of exploration concessions 100% owned by Southwestern and subject to an option agreement with Minera Oro Vega S.A.C. (“Oro Vega”, a Peruvian subsidiary of International Minerals Corp.).  Under the terms of the agreement, Oro Vega has an option to earn up to a 70% interest in the Pacapausa Project by meeting certain work commitments, completing a feasibility study and financing the project into production.  Southwestern would retain a 30% participating interest if the project were put into production.

Full details of Oro Vega’s rock sampling program are discussed below and highlights include:

		Rock Chip Sample Width (metres)	Assay-Range
Zone	Sample No.		Silver (grams/tonne)	Gold (grams/tonne)

Patacocha	31 samples	0.2 x 1.0 to 5.0 x 5.0	0.27 to 756	0.004 to 0.95
including	Pato-010	0.5 x 1.0	118	0.32
including	Pato-014	0.3 x 1.0	756	0.31

Cusama	84 samples	0.15 x 0.5 to 5.0 x 5.0	0.30 to 1,345	0.05 to 5.60
including	Pato-042	5.0 x 5.0	101	0.30
Including	Pato-047	5.0 x 5.0	196	2.35
Including	Pato-062	0.2 x 0.6	1,345	0.62
Including	Pato-065	0.5 x 3.0	185	0.23
Including	Pato-068	0.2 x 1.5	112	0.19
Including	Pato-079	0.8 x 5.0	124	3.19
including	Pato-081	1.0 x 5.0	129	0.42
including	Pato-087	0.2 x 3.0	270	2.63

Minas	80 samples	0.15 x 1.5 to 3.0 x 5.0	2.92 to 2,250	0.02 to 1.78
including	Pato-091	0.5 x 3.0	994	0.15
including	Pato-097	0.2 x 5.0	1,500	0.36
including	Pato-099	0.2 x 3.0	521	0.13
including	Pato-101	1.0 x 2.0	2,250	0.31
including	Pato-103	0.36 x 3.0	621	0.16
including	Pato-105	0.5 x 4.0	2,100	1.42
including	Pato-107	0.5 x 2.0	436	1.12
including	Pato-111	3.0 x 6.0	438	0.36

…more

		Rock Chip Sample Width (metres)	Assay-Range
Zone	Sample No.		Silver (grams/tonne)	Gold (grams/tonne)
including	Pato-141	1.0 x 2.0	1,130	1.02
including	Pato-147	1.0 x 4.0	629	1.00
including	Pato-149	0.5 x 4.0	818	0.89
including	Pato-153	1.0 x 3.0	507	1.00
including	Pato-160	0.2 x 0.2	457	1.57
including	Pato-166	0.6 x 0.2	346	0.45
including	Pato-168	0.4 x 0.2	315	0.75
including	Pato-177	0.5 x 4.0	534	0.43
including	Pato-178	1.0 x 3.0	173	0.27
including	Pato-179	2.0 x 5.0	118	0.49
including	Pato-183	1.0 x 4.0	2,090	1.78

The Pacapausa Project is underlain by several prominent northeast-southwest structural corridors within a zone 3,000 metres in strike length and 200 metres to 1,000 metres in width.  Within this corridor, numerous vein systems and associated peripheral breccias have been identified and sampled extensively.  A first phase drilling program by Oro Vega is expected to commence in the second half of 2006.

Oro Vega, the project operator, collected 195 rock chip samples in three exposed mineralized zones.  The average grade of all 195 samples assayed 133.5 grams per tonne (g/t) silver, with assay values ranging from 0.27g/t to 2,250 g/t silver and trace to 5.6 g/t gold.  Of the 195 samples collected, 161 samples came from the Minas and Cusama zones and averaged 163 g/t silver.  Within the Minas and Cusama zones, individual veins and peripheral breccias are quite variable in outcrop size with larger zones extending for 1,100 metres and averaging 40 metres in width.  Vein systems trend northeast-southwest and east-west.  The presence of peripheral breccia zones and stockworks represent potential for a larger bulk mineable targets.

The Pacapausa Project, based on results to date, hosts a low sulphidation high grade silver vein and breccia target with subordinate gold.  Oro Vega plans an aggressive exploration program in 2006.

Quality Control

Oro Vega is operator of the Joint Venture.  Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid digestion and is analyzed for 50 elements by ICP-AES+MS. Higher grade lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Southwestern’s qualified person for the project is John Paterson, M. AUSIMM, President of the Company, who has verified the technical information reported in this News Release.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

2       …more

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 4, 2006

ITEM 3.

PRESS RELEASE

Issued April 4, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announced that it has reached an agreement with Superior Diamonds Inc. to settle a long-term debt of $200,000 by issuing 444,444 common shares of Superior Diamonds to Southwestern at a price of $0.45 per share.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 4th day of April 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

REPORT ON ACQUISITION OF SECURITIES OF

SUPERIOR DIAMONDS INC. IN SHARES FOR DEBT SETTLEMENT

NORMAL COURSE ISSUER BID

April 4, 2006

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that it has reached an agreement with Superior Diamonds Inc. to settle a long-term debt of $200,000 by issuing 444,444 common shares of Superior Diamonds to Southwestern at a price of $0.45 per share.

Southwestern is the largest shareholder of Superior Diamonds, and prior to the settlement, Southwestern held 6,403,399 shares or 18.6% of its outstanding shares.  After the settlement, there are 35,609,896 shares of Superior Diamonds issued and outstanding, of which 6,847,843 shares, or 19.2%, are held by Southwestern.  In addition, pursuant to a transaction in 2005, Southwestern holds warrants to purchase an additional 444,444 common shares in the capital of Superior Diamonds.  If Southwestern were to exercise all of the share purchase warrants, it would hold an aggregate of 7,292,287 shares, representing 20.2% of the outstanding shares of Superior Diamonds.  The settlement shares are subject to a four-month hold period.

Southwestern has acquired the settlement shares for investment purposes and has no current intention to increase or decrease its shareholdings.

In a separate transaction, Southwestern recently cancelled 80,000 common shares it acquired as a result of all purchases the Company made through the facilities of the Toronto Stock Exchange pursuant to the Normal Course Issuer Bid announced on May 25, 2005.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward-Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President & CEO

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

April 18, 2006.

ITEM 3.

PRESS RELEASE

Issued April 18, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that an extensive rock chip sampling program completed in 2005 on the Pacapausa Project has identified several areas underlain by low sulphidation epithermal vein systems containing high-grade silver veins and breccias, including several ‘bonanza-grade’ samples.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 18th day of April 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

HIGH-GRADE SILVER VEINS/BRECCIAS IDENTIFIED AT THE

PACAPAUSA PROJECT, PERU

April 18, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that an extensive rock chip sampling program completed in 2005 on the Pacapausa Project has identified several areas underlain by low sulphidation epithermal vein systems containing high-grade silver veins and breccias, including several ‘bonanza-grade’ samples.

The Pacapausa Project is located in the Southern Peru Tertiary Volcanic Belt approximately 250 kilometres northwest of Arequipa and adjacent to the Explorador Silver Mine.  The Pacapausa Project is comprised of 7,933 hectares of exploration concessions 100% owned by Southwestern and subject to an option agreement with Minera Oro Vega S.A.C. (“Oro Vega”, a Peruvian subsidiary of International Minerals Corp.).  Under the terms of the agreement, Oro Vega has an option to earn up to a 70% interest in the Pacapausa Project by meeting certain work commitments, completing a feasibility study and financing the project into production.  Southwestern would retain a 30% participating interest if the project were put into production.

Full details of Oro Vega’s rock sampling program are discussed below and highlights include:

		Rock Chip Sample Width (metres)	Assay-Range
Zone	Sample No.		Silver (grams/tonne)	Gold (grams/tonne)

Patacocha	31 samples	0.2 x 1.0 to 5.0 x 5.0	0.27 to 756	0.004 to 0.95
including	Pato-010	0.5 x 1.0	118	0.32
including	Pato-014	0.3 x 1.0	756	0.31

Cusama	84 samples	0.15 x 0.5 to 5.0 x 5.0	0.30 to 1,345	0.05 to 5.60
including	Pato-042	5.0 x 5.0	101	0.30
Including	Pato-047	5.0 x 5.0	196	2.35
Including	Pato-062	0.2 x 0.6	1,345	0.62
Including	Pato-065	0.5 x 3.0	185	0.23
Including	Pato-068	0.2 x 1.5	112	0.19
Including	Pato-079	0.8 x 5.0	124	3.19
including	Pato-081	1.0 x 5.0	129	0.42
including	Pato-087	0.2 x 3.0	270	2.63

Minas	80 samples	0.15 x 1.5 to 3.0 x 5.0	2.92 to 2,250	0.02 to 1.78
including	Pato-091	0.5 x 3.0	994	0.15
including	Pato-097	0.2 x 5.0	1,500	0.36
including	Pato-099	0.2 x 3.0	521	0.13
including	Pato-101	1.0 x 2.0	2,250	0.31
including	Pato-103	0.36 x 3.0	621	0.16
including	Pato-105	0.5 x 4.0	2,100	1.42
including	Pato-107	0.5 x 2.0	436	1.12
including	Pato-111	3.0 x 6.0	438	0.36

…more

		Rock Chip Sample Width (metres)	Assay-Range
Zone	Sample No.		Silver (grams/tonne)	Gold (grams/tonne)
including	Pato-141	1.0 x 2.0	1,130	1.02
including	Pato-147	1.0 x 4.0	629	1.00
including	Pato-149	0.5 x 4.0	818	0.89
including	Pato-153	1.0 x 3.0	507	1.00
including	Pato-160	0.2 x 0.2	457	1.57
including	Pato-166	0.6 x 0.2	346	0.45
including	Pato-168	0.4 x 0.2	315	0.75
including	Pato-177	0.5 x 4.0	534	0.43
including	Pato-178	1.0 x 3.0	173	0.27
including	Pato-179	2.0 x 5.0	118	0.49
including	Pato-183	1.0 x 4.0	2,090	1.78

The Pacapausa Project is underlain by several prominent northeast-southwest structural corridors within a zone 3,000 metres in strike length and 200 metres to 1,000 metres in width.  Within this corridor, numerous vein systems and associated peripheral breccias have been identified and sampled extensively.  A first phase drilling program by Oro Vega is expected to commence in the second half of 2006.

Oro Vega, the project operator, collected 195 rock chip samples in three exposed mineralized zones.  The average grade of all 195 samples assayed 133.5 grams per tonne (g/t) silver, with assay values ranging from 0.27g/t to 2,250 g/t silver and trace to 5.6 g/t gold.  Of the 195 samples collected, 161 samples came from the Minas and Cusama zones and averaged 163 g/t silver.  Within the Minas and Cusama zones, individual veins and peripheral breccias are quite variable in outcrop size with larger zones extending for 1,100 metres and averaging 40 metres in width.  Vein systems trend northeast-southwest and east-west.  The presence of peripheral breccia zones and stockworks represent potential for a larger bulk mineable targets.

The Pacapausa Project, based on results to date, hosts a low sulphidation high grade silver vein and breccia target with subordinate gold.  Oro Vega plans an aggressive exploration program in 2006.

Quality Control

Oro Vega is operator of the Joint Venture.  Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid digestion and is analyzed for 50 elements by ICP-AES+MS. Higher grade lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Southwestern’s qualified person for the project is John Paterson, M. AUSIMM, President of the Company, who has verified the technical information reported in this News Release.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

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Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com